                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                                (Amendment No.4)



                           CDW Computer Centers, Inc.
                                (Name of Issuer)
                                ----------------

                                  Common Stock
                         (Title of Class of Securities)


                                   125129 10 6
                                 (CUSIP Number)
                                 --------------

                              Alan B. Patzik, Esq.
                          PATZIK, FRANK & SAMOTNY LTD.
                       150 South Wacker Drive, Suite 900
                            Chicago, Illinois 60606
                                 (312) 551-8300

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                                ----------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.                             13G                    Page 2 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       MICHAEL P. KRASNY   ###-##-####
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
       NOT APPLICABLE                                        (b)  [  ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            22,848,706
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             16,883,255
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       734,150
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       22,848,706
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       NOT APPLICABLE
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       52.84%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

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                                                             Page 3 of 5 Pages


Item 1(a)   Name of Issuer:

            CDW Computer Centers, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            200 North Milwaukee Avenue, Vernon Hills, Illinois 60061

Item 2(a)   Name of Person Filing:

            Michael P. Krasny

Item 2(b)   Address of Principal Business Office:

            200 North Milwaukee Avenue, Vernon Hills, Illinois 60061

Item 2(c)   Citizenship:

            U.S.A.

Item 2(d)   Title of Class of Securities:

            Common Shares

Item 2(e)   CUSIP Number:

            125129 10 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            NOT APPLICABLE

Item 4.     Ownership:

          (a) Amount Beneficially Owned as of December 31, 1999: 22,848,706 shares (includes 5,212,929 shares subject to the MPK Stock Option Plan and 734,150 shares subject to the MPK Restricted Stock Plan, [collectively 'the Plans'] with respect to such shares Mr. Krasny disclaims beneficial ownership and 18,372 shares held by his minor son). Pursuant to the terms of the Plans, Mr.Krasny has the right to vote these shares and receive dividends thereon, if any, until options are exercised or shares vest, respectively.
               Pursuant to the terms of the MPK Stock Option Plan, non-forfeitable options to purchase 5,212,929 shares with an exercise price of $.00835 per share remain outstanding of which 2,545,930 are exercisable and the balance becomes exercisable at the rate of 1,143,000 per year on each December 31 until all options are exercisable. In the event that an optionee shall cease to be employed by the Issuer for any reason, all unexercised options shall become immediately exercisable. Pursuant to the terms of the MPK Restricted Stock Plan, as modified, 53,034 of such shares are held in escrow until January 1, 2000, for the benefit of ten (10) eligible employees and on such date, these employees will be vested in all of such shares and such shares will be distributed to said employees. The remaining 681,116 shares will be held in escrow for the benefit of seventy-two (72) eligible employees and will vest in equal installments on January 1, 2000, 2001, 2002 and 2003. Upon the termination of employment of any eligible employees prior to such dates, such shares revert to Mr. Krasny.

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                                                             Page 4 of 5 Pages

          (b)  Percent of Class:  52.84%

               (i)      sole power to vote or to direct the vote

                        22,848,706

               (ii)     shared power to vote or to direct the vote

                        0

               (iii)    sole power to dispose or direct the disposition of

                        16,883,255

               (iv)     shared power to dispose or to direct the disposition of

                        734,150


Item 5.     Ownership of Five Percent or Less of a Class.

            NOT APPLICABLE

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

            NOT APPLICABLE

Item 8.     Identification and Classification of Members of the Group.

            NOT APPLICABLE

Item 9.     Notice of Dissolution of Group.

            NOT APPLICABLE

Item 10.    Certification.

            NOT APPLICABLE

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                                                             Page 5 of 5 Pages


                                  SIGNATURE.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  February 14, 2000
                                  ---------------------
                                  Date

                                  /s/ Michael P. Krasny
                                  ---------------------
                                  Signature


                                  Michael P. Krasny, Chairman of the Board,
                                  Chief Executive Officer, Secretary & Treasurer
                                  --------------------------------
                                  Name/Title